Exhibit 99.(a)(1)(C)

EMPLOYEE REMINDER EMAIL

To:	[EMAIL ADDRESS]

From:	Ron Victor

Date:	[DATE]

Subject:	Your Stock Options - Offer to Amend

COHERENT’S OFFER TO AMEND YOUR STOCK OPTIONS EXPIRES ON MAY 9, 2008

If you would like to participate in this offer, a properly executed electronic acceptance through the offer website (https://coherent.equitybenefits.com) or by your completing and signing a copy of the Election/Withdrawal form which must be received no later than 5:00 p.m., Pacific Time, on May 9, 2008  by:

Ron Victor

Executive Vice President of Human Resources

Coherent, Inc.

Fax:         (408) 970-9998

Only responses that are complete, and either electronically submitted through the offer website or signed and actually received by fax to Coherent at the above number by the deadline will be accepted.  Responses submitted by any other means, including hand delivery, are not permitted.  If you have questions about the Election/Withdrawal form, the terms of this offer affecting your options, or if you would like to request additional copies of the Offer to Amend, please contact the Coherent Tender Offer Help Desk by email at 409AOffer@coherent.com or by phone at (408) 817-5900.

As a reminder, some of your options to purchase shares of Coherent stock are subject to adverse tax treatment because they are discount options.  Coherent is offering you an opportunity to amend these options to avoid adverse tax consequences.